EXHIBIT A

to the

DISTRIBUTION AND SERVICE PLAN

for the

CLASS C SHARES OF THE

VICTORY PORTFOLIOS II

As Amended May 21, 2015

The Class C Master Distribution Plan has been adopted with respect to the following Funds:

Name of Fund	Rate*
1. Victory Market Neutral Income Fund	1.00%**
2. Victory US 500 Enhanced Volatility Wtd Index Fund	1.00%**

* Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

** Of this amount, no more than the maximum amount permitted by NASD Conduct Rules will be used to finance activities primarily intended to result in the sale of Class C shares.

Current as of December 2, 2020

VICTORY PORTFOLIOS II

By:	/s/ Christopher Dyer
Name:Christopher K. Dyer
Title:President

VICTORY CAPITAL SERVICES, INC.

By:	/s/ Christopher Dyer
Name:Christopher K. Dyer
Title:Chief Operating Officer